Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.	ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April Janet Clow David F. Cunningham Patrick J. Dolan John M. Hickey C.W.N. Thompson, Jr.

December 20, 2013

Via EDGAR correspondence and E-Mail

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Dubey:

I state below the above-referenced registrant’s responses to comments received from the staff on December 3, 2013 respecting its post-effective amendment no. 88 to its Registration Statement on Form N-1A, filed on October 15, 2013, and relating to the “Thornburg Low Duration Municipal Fund” and the “Thornburg Low Duration Bond Fund.”

The revisions which are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about December 26, 2013.

Thornburg Low Duration Funds Prospectus

1. Both Funds – Class C Shares. The staff requested that the registrant remove from the prospectus the references to Class C shares of the Funds, noting that those Class C shares are identified as “not currently offered” for sale, and noting also that the filing does not include EDGAR class identifiers for those Class C shares.

Response. The registrant will remove references to Class C shares of the Funds. The registrant will also remove references to those Class C shares from the Funds’ statement of additional information.

2. Thornburg Low Duration Municipal Fund, “Investment Goal” (page 3) and Thornburg Low Duration Bond Fund, “Investment Goal” (page 6). For each of the Funds, the staff requested that the registrant “shorten” the discussion of the Fund’s investment goal and use “plain English” language in that discussion.

Response. The registrant will revise the disclosure under the heading “Investment Goal” for each Fund as follows:

Thornburg Low Duration Municipal Fund:

The Fund seeks current income exempt from federal income tax, consistent with preservation of capital.

460 St. Michael’s Drive Suite 1000 Santa Fe, New Mexico 87505	E-mail: dan_april@catchlaw.com Web address: www.catchlaw.com	Tel.: (505) 988-2900 Extension 103 Fax: (505) 988-2901

Anu Dubey

December 20, 2013

Thornburg Low Duration Bond Fund:

The Fund seeks current income, consistent with preservation of capital.

In connection with revising the discussion of each Fund’s investment goal as described above, the registrant determined that it may assist a potential investor’s understanding of the Funds to modify slightly the portion of the discussion of each Fund’s principal investment strategies which relates to efforts to reduce changes in the Funds’ share value. The modified version of that discussion appears as follows (new or changed text is marked for your convenience):

Because the magnitude of changes in the value of interest-bearing obligations is greater for obligations with longer durations ~~terms~~ given an equivalent change in interest rates, the Fund seeks to reduce changes in its share value compared to longer duration fixed income portfolios by maintaining a portfolio of investments with a dollar-weighted average duration of normally no more than three years.

3. Thornburg Low Duration Municipal Fund, “Shareholder Fees” table, footnote 2 (page 3), and Thornburg Low Duration Bond Fund, “Shareholder Fees” table, footnote 2 (page 6). For each of the Funds, the staff suggested that the registrant disclose in the table the percentage contingent deferred sales charge imposed upon certain redemptions, instead of the current display of the word “none” with a footnote reference. The staff further suggested that the registrant disclose the operation of the CDSC in a footnote.

Response. The referenced deferred sales charge applies only to purchases over $1 million, any part or all of which are redeemed within 12 months of purchase. Historically, the number of transactions for which a Thornburg Fund assessed this deferred sales charge in a given period has represented substantially less than one percent of the total number of Class A shares purchased during that period. The registrant believes that those historical patterns will continue with the registrant’s two Low Duration Funds and, therefore, that inclusion of the percentage charge in the table would attach undue significance to a charge which only applies to a nominal number of purchasers, and might confuse the issue for the greater number of potential purchasers of Class A shares. Consequently, the registrant declines to make the requested revision.

4. Thornburg Low Duration Municipal Fund, “Annual Fund Operating Expenses” table, footnote 5 (page 3), and Thornburg Low Duration Bond Fund, “Annual Fund Operating Expenses” table, footnote 5 (page 6). For each of the Funds, the staff noted the footnote disclosure respecting agreements of Thornburg Investment Management, Inc. and Thornburg Securities Corporation to waive fees and reimburse expenses incurred by the Fund, and requested that the registrant confirm that the relevant agreement will be filed as an exhibit to the registrant’s registration statement.

Response. We confirm to you, on the registrant’s behalf, that the agreement among Thornburg Investment Management, Inc., Thornburg Securities Corporation and the registrant will be filed as an exhibit to the post-effective amendment expected to be filed on or about December 26, 2013 in accordance with Rule 485(b) under the Securities Act of 1933.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Anu Dubey

December 20, 2013

5. Thornburg Low Duration Municipal Fund, “Annual Fund Operating Expenses” table, footnote 5 (page 3), and Thornburg Low Duration Bond Fund, “Annual Fund Operating Expenses” table, footnote 5 (page 6). For each of the Funds, the staff requested that the Fund include in the footnote a disclosure, if applicable, of the ability of Thornburg Investment Management, Inc. or Thornburg Securities Corporation to require the Fund to repay fees or expenses which are waived or reimbursed in accordance with the agreement to waive fees and reimburse expenses.

Response. Thornburg Investment Management, Inc. and Thornburg Securities Corporation retain the ability to be repaid by a Fund for fees and expenses which are waived or reimbursed in accordance with the identified agreement if the Fund’s expenses fall below the specified level for reimbursement prior to the end of the Fund’s fiscal year. Accordingly, for each Fund the registrant will add the following sentence to the footnote referenced by the staff:

Thornburg and TSC retain the ability to be repaid by the Fund for fee waivers and expense reimbursements during a fiscal year if Fund expenses fall below the relevant percentage threshold before the end of that fiscal year.

6. Thornburg Low Duration Municipal Fund, “Principal Investment Strategies” (pages 3-4) and “Principal Investment Risks” (page 4) and Thornburg Low Duration Bond Fund, “Principal Investment Strategies” (pages 6-7) and “Principal Investment Risks” (page 7). For each of the Funds, the staff asked whether the Fund intends to invest in obligations of Puerto Rico as a principal investment strategy. The staff requested that, if either Fund intends to invest in those obligations as a principal investment strategy, the Fund add disclosure about that investment strategy under the heading “Principal Investment Strategies,” and also add disclosure about the principal risks associated with that strategy under the heading “Principal Investment Risks.”

Response. The Fund has no current intention to invest in obligations of the Territory of Puerto Rico as a “principal investment strategy.” We call to your attention, however, the fact that the Fund is not limited in its investment of any proportion of its assets in obligations originating in any state or territory of the United States, or any political subdivision or instrumentality thereof, except as otherwise subject to restrictions and limitations identified in the Fund’s prospectus and statement of additional information.

7. Thornburg Low Duration Municipal Fund, “Principal Investment Strategies” (pages 3-4). The staff requested that the registrant revise the first sentence of the last paragraph of this section to state that the Fund has a policy of investing, under normal circumstances, 100% of its assets in (a) investments the income from which is exempt from federal income tax, or (b) investments which permit the Fund to distribute which is exempt from federal income tax. The staff noted that the two suggested alternatives are intended to mirror the language set forth in Rule 35d-1(a)(4)(i) and (ii) under the Investment Company Act of 1940.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Anu Dubey

December 20, 2013

Response. The registrant will revise the referenced disclosure to read as follows:

The Fund normally invests 100% of its assets in municipal obligations, the income from which is exempt from the regular federal income tax.

8. Thornburg Low Duration Municipal Fund, “Principal Investment Strategies” (pages 3-4). The staff requested that the registrant delete the disclosure in the last paragraph of this section which relates to the Fund’s ability to invest more than 20% of its assets in taxable investments for temporary defensive purposes. The staff stated its view that temporary investments by the Fund are not principal investment strategies and, therefore, that Item 4(a) of Form N-1A neither requires nor permits a reference to those temporary investments within the discussion of the Fund’s principal investment strategies. The staff suggested that the registrant could relocate this disclosure to the portion of the Fund’s prospectus which responds to Item 9 of Form N-1A.

Response. The registrant believes that the inclusion of the language in this location, respecting the potential for investments in taxable securities in the described circumstances, is the most effective and clear approach to qualifying the Fund’s general investment emphasis. Moving the language to another part of the prospectus, in the registrant’s view, would tend to diminish its significance or confuse the reader. Additionally, we note that the paragraph of which this language is a part has been used by other series of the registrant for many years, and we believe that it has achieved a clear meaning both to the registrant’s personnel and for investors in these series. Accordingly, the registrant has determined to retain this language in its current location.

9. Thornburg Low Duration Municipal Fund, “Principal Investment Risks” (page 4). The staff requested that the registrant add disclosure to this section respecting the principal risks associated with the Fund’s investments in municipal obligations.

Response. The registrant has concluded that investments in municipal obligations are subject to the same categories of principal risk that affect other types of debt obligations, including management risk, interest rate risk, credit risk, market and economic risk, and liquidity risk. The registrant notes that each of those risks is already discussed among the Fund’s principal investment risks. The registrant acknowledges that, under certain circumstances, municipal obligations may be subject to risks which are additional to or different from the risks affecting other debt obligations. For example, the registrant notes the possibility that changes to applicable law may have an adverse effect on the tax-exempt nature of the income produced by municipal obligations. The registrant notes the additional disclosure about such risks which appears in the section of the prospectus entitled “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies,” and also in the Fund’s statement of additional information. The registrant has concluded, however, that those risks are not currently principal investment risks of investments in municipal obligations. The registrant therefore declines to make the requested revision.

10. Thornburg Low Duration Municipal Fund, “Principal Investment Risks” (page 4) and Thornburg Low Duration Bond Fund, “Principal Investment Risks” (page 7). For each of the Funds, the staff requested that the registrant delete the sentence in the first paragraph in this section which reads: “Investors whose sole objective is preservation of capital may wish to consider a high quality money market fund.” The staff stated its view that the sentence is not required by Item 4(b)(i) of Form N-1A and, therefore, that the registrant should not include that sentence in the discussion of the Funds’ principal investment risks.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Anu Dubey

December 20, 2013

Response. We note, on behalf of the registrant, that the instruction to Item 4(b)(1)(i) of Form N-1A permits a fund to include in the narrative discussion of principal investment risks a description of “the types of investors for whom the Fund is intended or the types of investment goals that may be consistent with an investment in the Fund.” We believe that the specific disclosure referenced by the staff is of a type permitted by that instruction to Item 4(b)(1)(i). Additionally, in considering the staff’s comment, and in view of the fact that each Fund will revise its investment goal to seek current income consistent with preservation of capital (see our response to comment #2, above), the registrant concluded that it is desirable to enhance the understanding of potential investors that the Funds may not be appropriate for investors whose sole objective is safety of capital. For those reasons, the registrant declines to make the requested revision, and has further determined to add the following disclosure prior to the referenced sentence:

The Fund seeks higher income than is typically available, across market cycles from investment in a money market fund.

11. Thornburg Low Duration Municipal Fund, “Principal Investment Risks” (page 4) and Thornburg Low Duration Bond Fund, “Principal Investment Risks” (page 7). For each of the Funds, the staff requested that the registrant add to the discussion of interest rate risk which appears in this section an example of how duration measures the anticipated change in the Fund’s net asset value upon a one percent change in interest rates.

Response. The registrant notes that the concept of duration is first discussed for each Fund under the heading “Principal Investment Strategies,” and believes, therefore, that the type of example which the staff is requesting may be most helpful to an investor if it were included under that heading. Consequently, the registrant will add disclosure under the heading “Principal Investment Strategies” for each Fund substantially as follows:

Duration is commonly expressed as a number, which is the expected percentage change in an obligation’s price upon a 1% change in interest rates. For example, an obligation with a duration of 2 would be expected to change in price by approximately 2% in response to a 1% change in interest rates.

The registrant will also make some minor revisions to the definition of duration that appears under the “Principal Investment Strategies” heading, to clarify to an investor that the concept of duration can relate to individual obligations or to a portfolio of obligations.

12. Thornburg Low Duration Bond Fund, “Principal Investment Strategies” (pages 6-7). The staff requested that the registrant revise the first sentence of the penultimate paragraph under this section to state that the Fund invests 100% of its net assets “in bonds,” and noted that the registrant could then define the term “bonds” to include the specific types of obligations noted in that sentence. The staff stated the view that those revisions were consistent with Rule 35d-1 under the Investment Company Act of 1940.

Response. Although we question the limited definition of the term “bonds” implied by the staff’s comment, the registrant does not wish to suggest to a potential investor that the Fund’s strategy of investing 100 percent of its net assets in obligations of the U.S. government, its agencies and instrumentalities, and in the types of investment grade obligations described in the second paragraph under “Principal Investment Strategies,” will include investments only in a specific form of debt

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Anu Dubey

December 20, 2013

obligation. As described elsewhere in the referenced section, the registrant expects that the Fund will invest in a variety of debt obligations, including commercial paper and other obligations which might not be characterized as “bonds” in the limited sense the staff appeared to assign to that term. Consequently, the registrant will address the staff’s comment by changing the name of the Fund to “Thornburg Low Duration Income Fund.” As I discussed with Ms. Dubey on December 13, 2013, the revision to the Fund’s name does not reflect a change to the Fund’s principal investment strategies.

13. Thornburg Low Duration Bond Fund, “Principal Investment Risks” (page 7). The staff requested that the registrant add disclosure to this section respecting the principal risks associated with the Fund’s investments in mortgage-backed and asset-backed securities.

Response. The registrant has concluded that investments in mortgage- and asset-backed securities are subject to the same categories of principal risk that affect other types of debt obligations, including management risk, interest rate risk, credit risk, market and economic risk, liquidity risk, and, as to investment in foreign debt obligations, foreign investment risk. The registrant notes that each of those risks is already discussed among the Fund’s principal investment risks. The registrant acknowledges, however, that changes in interest rates may have a more pronounced effect on the rate at which investors prepay certain types of debt obligations, including certain mortgage- and asset-backed securities. Accordingly, the registrant will delete the final sentence under the heading “Interest Rate Risk,” relating to the effect that rising interest rates may have on the prepayment of debt obligations, and will add the following disclosure as a separate risk item under the discussion of this Fund’s principal investment risks:

Prepayment Risk – When market interest rates decline, certain debt obligations held by the Fund may be repaid more quickly than anticipated, requiring the Fund to reinvest the proceeds of those repayments in obligations which bear a lower interest rate. Conversely, when market interest rates increase, certain debt obligations held by the Fund may be repaid more slowly than anticipated, causing assets of the Fund to remain invested in relatively lower yielding obligations. These risks may be more pronounced for the Fund’s investments in mortgage-backed and asset-backed securities.

14. Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies. The staff requested that the registrant reorganize this section of the prospectus, or add disclosure to this section, to distinguish further between those investment strategies which are principal strategies of a Fund, and those strategies which are not principal strategies of a Fund.

Response. The registrant notes the first paragraph of disclosure in this section, which states that summaries of each Fund’s principal investment strategies are “provided at the beginning of this Prospectus,” and further states that the “information below provides more background about some of the investment strategies that each Fund may pursue, including the principal investment strategies described in the first part of the Prospectus ….” The registrant believes that that disclosure is adequate to explain that the Funds’ principal investment strategies are identified in the first part of the prospectus, and that any investment strategy which is discussed in the referenced section but not identified in the first part of the prospectus is, therefore, not currently a principal investment strategy of a Fund. Nonetheless, in view of the staff’s comment, and to clarify further the distinction, the registrant will add the following sentence to the first paragraph in this section:

Investment strategies which are identified below and not identified for a Fund at the beginning of the Prospectus are not currently considered to be principal investment strategies of the Fund. Investors should note, however, that a Fund’s investment profile will vary over time. See “Principal Investment Strategies” below for more information.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Anu Dubey

December 20, 2013

15. Portfolio Holdings Disclosure. The staff requested that the registrant confirm that the prospectus contains the disclosure required by Item 9(d) of Form N-1A regarding the availability of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities. If that disclosure is not currently included in the prospectus, the staff requested that the registrant add that disclosure.

Response. We confirm, on behalf of the registrant, that the prospectus includes the referenced disclosure. We note in that regard the last sentence of the first paragraph under the section entitled “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies” on page 10 of the prospectus, which reads as follows:

The Statement of Additional Information also contains information about the Funds’ policies and procedures with respect to the disclosure of Fund portfolio investments.

16. Basis for Approval of the Funds’ Advisory Contract. The staff requested that the registrant confirm that the prospectus contains the disclosure required by Item 10(a)(1)(iii) of Form N-1A regarding the availability in the applicable shareholder reports of the Funds of a discussion regarding the basis for the board of Trustees’ approving the Funds’ investment advisory contract. If that disclosure is not currently included in the prospectus, the staff requested that the registrant add that disclosure.

Response. The referenced disclosure was not included in the Funds’ prospectus. The registrant will add the following disclosure on page 27 of the prospectus, following the table which displays the annual investment advisory fee rate for each Fund:

A discussion regarding the basis for the approval of each Fund’s Investment Advisory Agreement by the Trustees will be included in the Fund’s Annual Report to Shareholders for the fiscal period ended September 30, 2014.

17. Portfolio Managers. The staff requested that the registrant state under “Fund Portfolio Managers” on page 27 of the prospectus whether the portfolio managers identified for each Fund are “jointly and primarily” responsible for the Fund’s day-to-day management.

Response. The registrant believes that the existing disclosure under the referenced section is an accurate description of the portfolio management process at the Funds’ investment advisor, and is consistent with the requirement of Item 5(b) under Form N-1A. The registrant notes in particular the portion of the existing disclosure which reads: “Co-portfolio managers typically act in concert in making investment decisions for the Fund, but a co-portfolio manager may act alone in making an investment decision. Portfolio managers are assisted by other employees of Thornburg.” Consequently, the registrant declines to make the requested revision.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Anu Dubey

December 20, 2013

Thornburg Low Duration Funds Statement of Additional Information

18. Cover Page. The staff requested that the registrant include its name, “Thornburg Investment Trust,” on the cover page of the statement of additional information.

Response. The registrant will add the referenced disclosure.

19. Investment Limitations – Thornburg Low Duration Municipal Fund, page 26. The staff requested that the registrant revise the paragraph which appears immediately following the enumerated list of fundamental investment limitations for Thornburg Low Duration Municipal Fund to state that the Fund’s investments in other investment companies will only be deemed an investment by the Fund in “municipal obligations” to the extent the acquired investment companies invest substantially all of their assets in municipal obligations.

Response. The registrant will revise the referenced paragraph to read as follows:

For purposes of the restriction stated in number 1, above, “municipal obligations” are also deemed to include investments in investment companies (such as exchange traded funds and closed end funds) which invest substantially all of their assets in municipal obligations, and other direct and indirect investments in municipal obligations, which produce income that the Fund is permitted under the Internal Revenue Code to treat as excludable from gross income for purposes of determining its exempt interest dividends under the Code.

20. Consideration of Shareholder Nominees to the Board of Trustees. The staff noted the discussion within the second paragraph under the heading “Structure and Responsibilities of the Committees of the Trustees” on page 48 of the statement of additional information, pertaining to the ability of the Funds’ shareholders to nominate candidates to serve as Trustees pursuant to the Trust’s Procedure for Shareholder Communications to Trustees. The staff noted that Item 17(b)(2)(iv) of Form N-1A requires registrants to “describe the procedures to be followed by security holders in submitting recommendations [for nominees to the governing board],” and requested that the registrant include a description of those procedures as they relate to the Funds’ shareholders.

Response. The registrant will add the following sentence to the referenced paragraph:

In accordance with that Procedure for Shareholder Communications to Trustees, shareholders may recommend candidates to serve as Trustees by sending their recommendations to any one or more of the Trustees by United States Mail or courier delivery at the address of the Trust’s investment advisor.

Other Matters

This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff’s request for this representation, and the registrant’s representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Anu Dubey

December 20, 2013

Please contact me or Charles Thompson with any questions. Thank you again for your responsiveness and courtesies in conducting the staff’s review of the registrant’s filings.

Sincerely,

/s/ Daniel April

Daniel April

DHA/cm

File No. 5787.002

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW